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                 July 26, 2023

       William Andrew Hendricks, Jr.
       President and Chief Executive Officer
       Patterson-UTI Energy, Inc.
       10713 W. Sam Houston Pkwy N., Suite 800
       Houston, TX 77064

                                                        Re: Patterson-UTI
Energy, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed July 17, 2023
                                                            File No. 333-273295

       Dear William Andrew Hendricks:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Daniel
       Morris, Legal Branch Chief, at (202) 551-3314 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Tull Florey